VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

Jennifer Hardy, Esq.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 29, 2008

VeraSun Energy Corporation

Amendment No. 2 to the Registration Statement on Form S-4

Filed February 22, 2008 (“Amendment No. 2”),

File No. 333-148315

Quarterly Report on Form 10-Q

For The Period Ended September 30, 2007

Filed on November 14, 2007

File No. 1-32913

Dear Ms. Hardy:

We refer to your letter dated February 28, 2008 to VeraSun Energy Corporation (the “Company”). The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein and our responses to each of the Comments are set forth below. The numbered paragraphs and headings below correspond to the headings set forth in the Comments. The Comments are highlighted in bold below, followed by the Company’s responses.

Concurrently with this letter, we are filing Amendment No. 3 (“Amendment No. 3) to the Company’s registration statement on Form S-4, File No. 333-48315 (such registration statement, as amended by Amendment No. 2 the “Registration Statement”). Amendment No. 3 reflects revisions made to the Registration Statement, including revisions made in response to the Comments. The page numbers in the bold captions refer to pages in the Registration Statement. The page numbers in the responses refer to pages of Amendment No. 3. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 3.

For your convenience, we are faxing to your attention copies of changed pages in Amendment No. 3 marked to show changes from the Registration Statement filed on February 22, 2008.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	Based on your response to prior comment 1, please include a recent developments section in the registration statement that provides summarized financial information for VeraSun Energy Corporation and US BioEnergy Corporation for the quarter and year ended December 31, 2007.

Response: We acknowledge the Staff’s Comment. We are continuing with the process of compiling updated financial information in connection with the preparation of our annual report for the fiscal year ended December 31, 2007, but such information is not yet available in final form. We respectfully submit that, by the time the special meetings of both companies will be held (March 31, 2008 the earliest), both companies’ annual reports on Form 10-K will have been filed for at least two weeks. Both companies are accelerated filers and expect to file their Form 10-Ks on or before March 17, 2008. As such, the shareholders will have the opportunity to review both companies’ full, audited results for a reasonable period of time prior to the special meetings. In response to the Staff’s comment, we have, however, included supplementary disclosure advising the shareholders of the forthcoming filing of the annual reports. Please see page 15.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 2 – Acquisition

2.	We note your response to prior comment 9. Please tell us if or when the purchase price allocation related to ASAB was or is expected to be finalized. Also, to the extent applicable, please tell us what, if any, additional information you are awaiting and explain any material changes between your preliminary and final allocation. In regard to the factors that resulted in the recognition of goodwill, it appears to us that the registration statement does not adequately disclose and discuss the significant assumptions related to the valuations of ASAB and US BioEnergy and the related purchase price allocations.

Response: We expect the purchase price allocation to be substantially complete and reflected in the December 31, 2007 consolidated financial statements to be filed with our 2007 Form 10-K on or before March 17, 2008. In the process of finalizing the purchase price allocation, we have identified additional intangible assets of $22.1 million related to Cargill corn contracts and non-compete agreements associated with the ASA Acquisition as described in note (l) on page 125, which will reduce goodwill from the preliminary allocation.

In addition, the Registration Statement has been revised to reflect the Staff’s Comment. Please see page 122. Please note that the presentation of the purchase price for the ASA Acquisition deviates from the presentation chosen in the Company’s Form 10-Q (filed on November 14, 2007), as we present the consideration paid to shareholders, excluding assumed debt, instead of a gross purchase price including assumed debt. This presentation was chosen to be consistent with the preliminary purchase price presentation on page 121, which similarly excludes US BioEnergy debt that is expected to remain outstanding after the completion of the merger. Since the presentation on page 121 allocates the purchase price to the net tangible and identifiable intangible assets at fair value (i.e. net of US BioEnergy debt), this presentation method does not affect the amount of goodwill shown.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to contact our attorneys at Cravath, Swaine & Moore LLP — specifically Faiza Saeed at (212) 474-1454 or Matthias Baudisch at (212) 474-1512 — should you have any questions relating to any of the foregoing or wish to discuss any aspect of the proposed merger or VeraSun’s filing.

Sincerely,

VeraSun Energy Corporation,

by	/s/ John M. Schweitzer
Name:	John M. Schweitzer
Title:	Senior Vice President and General Counsel

cc:

Jessica Kane, Esq., Staff Attorney

Anne McConnell, Senior Staff Accountant

Bret Johnson, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Faiza J. Saeed, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Gregory S. Schlicht, Esq.

General Counsel

US BioEnergy Corporation

5500 Cenex Drive

Inver Grove Heights, MN 55077

Brian W. Duwe, Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606